NEWS		Exhibit 99
	For Release:	April 29, 2011
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

Higher electric sales boost ALLETE, Inc. first quarter results

ALLETE, Inc. (NYSE: ALE) today reported first quarter 2011 earnings of $1.07 per share on net income of $37.2 million and operating revenue of $242.2 million. This compares to earnings of 68 cents per share, net income of $23 million and operating revenue of $233.6 million recorded in the first quarter of 2010.

Year-over-year comparisons were affected by two non-recurring items. This year’s quarterly results included the reversal of a $6.2 million, or 18 cents per share, deferred tax liability from a settlement agreement approved as part of Minnesota Power’s 2010 rate case. 2010 results included a $4.0 million, or 12 cents per share, charge due to the Patient Protection and Affordable Care Act.

“The amount of electricity sold by our regulated utilities improved about five percent, a solid indicator of continued economic improvement in the Upper Midwest,” said ALLETE President and Chief Executive, Alan R. Hodnik. “Demand for power is ahead of what we anticipated, and we’re encouraged by the prospect for new industrial customer growth in our region.”

Regulated Operations at ALLETE recorded $38.4 million of income in 2011’s first quarter, highlighted by a five percent increase in electricity sold. Minnesota Power income increased year-over-year in the first quarter, as did income at Superior Water, Light & Power Co. in Wisconsin. Income from ALLETE’s investment in the American Transmission Co. remained steady.

The Investments and Other segment trimmed its loss in the first quarter of 2011, compared to the same period a year ago, by $700,000. Financial results from ALLETE Properties showed year-over-year improvement, and North Dakota’s BNI Coal recorded similar earnings in the first quarters of both 2010 and 2011.

Hodnik said that because of expectations for increased electric sales, the company now projects 2011 earnings to be between $2.40 and $2.60 per share.

The company will host a conference call and webcast at 10:00 a.m. Eastern time today to discuss details of its performance for the year. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through May 2, 2011 by dialing (800) 642-1687, pass code 58584640.

ALLETE’s corporate headquarters are in Duluth, Minnesota. In addition to its electric utilities, Minnesota Power in northeast Minnesota and Superior, Water, Light & Power Co. in northwest Wisconsin, ALLETE owns BNI Coal in Center, N. D. and has an eight percent equity interest in American Transmission Co. More information about the company is available on ALLETE’s Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE’s management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company’s operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company’s ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts – Unaudited
	Quarter Ended March 31,
	2011	2010
Operating Revenue	$242.2	$233.6

Operating Expenses
Fuel and Purchased Power	79.0	79.8
Operating and Maintenance	90.1	87.7
Depreciation	22.3	20.0
Total Operating Expenses	191.4	187.5
Operating Income	50.8	46.1
Other Income (Expense)
Interest Expense	(10.7)	(8.9)
Equity Earnings in ATC	4.4	4.5
Other	0.8	1.0
Total Other Expense	(5.5)	(3.4)

Income Before Non-Controlling Interest and Income Taxes	45.3	42.7
Income Tax Expense	8.2	19.9
Net Income	$37.1	$22.8
Less: Non-Controlling Interest in Subsidiaries	(0.1)	(0.2)
Net Income Attributable to ALLETE	$37.2	$23.0

Average Shares of Common Stock
Basic	34.6	33.8
Diluted	34.7	33.8

Basic and Diluted Earnings Per Share of Common Stock	$1.07	$0.68

Dividends Per Share of Common Stock	$0.445	$0.44

Consolidated Balance Sheet
Millions – Unaudited
	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2011	2010		2011	2010
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$52.7	$51.6	Current Liabilities	$125.7	$158.9
Other Current Assets	172.1	188.1	Long-Term Debt	771.0	771.6
Property, Plant and Equipment	1,841.3	1,805.6	Other Liabilities	317.3	324.8
Regulatory Assets	288.5	310.2	Regulatory Liabilities	45.4	43.6
Investment in ATC	94.8	93.3	Deferred Income Taxes & Investment Tax Credits	341.9	325.2
Investments	128.1	126.0	Shareholders' Equity	1,012.1	985.0
Other	35.9	34.3
Total Assets	$2,613.4	$2,609.1	Total Liabilities and Shareholders' Equity	$2,613.4	$2,609.1

	Quarter Ended
	March 31,
ALLETE, Inc.	2011	2010
Income (Loss)
Millions
Regulated Operations	$38.4	$24.9
Investments and Other	(1.2)	(1.9)
Net Income Attributable to ALLETE	$37.2	$23.0
Diluted Earnings Per Share	$1.07	$0.68

Statistical Data
Corporate
Common Stock
High	$39.36	$34.00
Low	$36.33	$29.99
Close	$38.97	$33.48
Book Value	$27.94	$26.74

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	362	357
Commercial	376	372
Municipals	270	265
Industrial	1,837	1,429
Total Retail and Municipal	2,845	2,423
Other Power Suppliers	540	803
Total Regulated Utility	3,385	3,226
Non-regulated Energy Operations	27	33
Total Kilowatt-hours Sold	3,412	3,259

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.